ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 25, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Highland Funds I (the “Registrant”)

Post-Effective Amendment No. 83 to Registration Statement on Form N-1A

(File Nos. 333-132400 and 811-21866)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of Highland Funds I (the “Registrant”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A and (4) Regulation S-T, is Post-Effective Amendment No. 83 to the Registrant’s Registration Statement under the Securities Act and Amendment No. 86 to the Registrant’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 83/86”) for the Highland Floating Rate Fund, a new series of the Registrant (the “Fund”), including: (i) the Class A, Class C and Class Z Shares Prospectus for the Fund; (ii) the Statement of Additional Information for the Fund; (iii) the signature page; and (iv) exhibits. No information contained herein is intended to amend or supersede any prior filing relating to any other series of the Registrant.

As has been designated on the facing sheet, it is intended that this Amendment No. 83/86 become effective 75 days after filing pursuant to paragraph (a)(2) of Rule 485 under the Securities Act.

Please direct any questions regarding the enclosed materials to the undersigned at 617-854-2418.

Sincerely,

/s/ Kate Nichols

Kathleen Nichols, Esq.

cc:	Brian Mitts, Highland Capital Management Fund Advisors, L.P.

Brian McCabe, Esq., Ropes & Gray LLP